SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 2, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 2, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

January 2, 2008
SouthGobi Energy Resources establishes up to 148.9 metres true thickness of high quality, low sulphur, low ash underground coal at Ovoot Tolgoi Project, southern Mongolia
Independent analytical results confirm coking coal
VANCOUVER, CANADA — Peter Meredith, CEO of SouthGobi Energy Resources Ltd. (SGQ: TSX-V) and Gene Wusaty, COO, Coal Division, announced today encouraging initial geologic and analytical results from the 2007 deep drilling exploration program at the Ovoot Tolgoi underground coal project in southern Mongolia.
Highlights of the 2007 deep drilling include:
•	Hole NSW 07-80C intercepting 210.6 metres (148.9 metres estimated true thickness) of high-quality coal from 181.0 metres to 391.6 metres
•	Hole NSW 07-89C intercepting 158.2 metres (111.9 metres estimated true thickness) of high-quality coal from 238.4 metres to 396.6 metres
•	Hole NSW 07-82C intercepting 94.0 metres (66.5 metres estimated true thickness) of high-quality coal from 440.1 metres to 534.1 metres
•	Coal quality ranges from 7527 kCal/kg (kilocalorie-per-kilogram) to 7778 kCal/kg with very low ash and sulphur
The 2007 drill results continue to identify direct shipping coking and semi-soft coals at depth, beneath the lower boundaries of the planned open pits at the south-east and west fields. The intent of the 2007 drilling program was to further delineate the structure, quantity and quality of the coal at depth.
In June, 2007, Norwest completed a study of Ovoot Tolgoi’s underground mining potential as part of SouthGobi’s plans for the development of Ovoot Tolgoi’s underground coal seams — prompted by increasing demand for high-quality metallurgical and thermal coal from northern China.
Norwest identified two underground areas in conjunction with planned open-pit mining activities. Mr. George Klinowski, P. Eng. an independent underground mining consultant, has been retained to continue the mine design and production planning. Mr. Klinowski is a professional mining engineer with international experience in design, construction and management of underground coal projects.

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Mr. Klinowski will lead SouthGobi’s design of a safe, low-cost underground coal mining operation that can supplement the planned surface-mine production at the Ovoot Tolgoi coal project.
SouthGobi’s objective is to mine the deeper extension of the No. 5 coal seam structure at Ovoot Tolgoi below the coal resources delineated in the planned surface mine. The No. 5 coal seam ranges in dip from 30 to 55 degrees and is open to depth and along strike.
A US$5 million drill program is planned to start in the second quarter of 2008 the objective of which will be to delineate an underground resource in accordance with National Instrument 43-101 standards.
Summary Drill Results

				Estimated
			Interval	True	Sample		TM	Ash	Sulphur	GCV
Hole	From	T0	Thickness	Thickness	Thickness		(AR)	(AD)	(AD)	(AD)
ID	(M)	(M)	(M)	(M)*	(M)		%	%	%	kCal/kg	CSN
NSW 07-80C	181.0	391.6	210.6	148.9	196.1		4.7	6.2	0.4	7614	6
NSW 07-81C	156.2	277.3	121.1	85.6	116.0		4.7	6.8	0.4	7527	6
NSW 07-82RC	440.1	534.1	94.0	66.5	81.0		5.4	7.6	0.4	7621	5
NSW 07-86C	219.2	275.8	56.6	40.0	56.5		3.9	6.6	0.5	7603	4
NSW 07-87C	232.3	275.3	43.0	30.4	36.7		5.9	5.7	0.5	7694	6
NSW 07-89C	9.3	81.0	71.7	50.7
NSW 07-89C	238.4	396.6	158.2	111.9	196.1	**	4.9	6.9	0.6	7527	5
NSW 07-92RC	332.8	383.7	50.9	36.0	50.5		4.2	5.5	0.5	7778	5

*	Estimated true thickness is calculated by using an average dip of 45 degrees.

**	Sample thickness includes both intervals in hole NSW-07-89C.
TM: Total Moisture, GCV: Gross Calorific Value, CSN: Crucible Swelling Number
Ovoot Tolgoi is the company’s most advanced coal mine development project. It is located in the Omnigovi Aimag in southern Mongolia, next to the existing Mak/Qinhua coal mine, approximately 45 kilometres north of the Mongolian/Chinese border and the Ceke border crossing. The Company plans to use Ceke, in the Peoples Republic of China, as the main distribution centre for Ovoot Tolgoi coal. Ceke is home to a new automated coal-loading terminal and existing railway infrastructure. (See www.southgobi.com for maps and photos)
The Ovoot Tolgoi coal mine development coincides with the rapid growth of global and, in particular, Chinese coal consumption. Demand for coal from the growing economies of Asia, notably China, and constraints in supply, has put upward pressure on coal prices. As a result,

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coal prices in the region have almost doubled in the past three years. China is the world’s largest consumer of coal and is now a net importer of coal. Analysts estimate that by 2020, demand for thermal coal in Asia-Pacific could rise to six billion tonnes per year, 4.6 billion tonnes which would go to power generation. This is up from 2.5 billion tonnes, with 1.8 billion tonnes for power generation, in 2006.
Core boxes from the 2007 program were transported for testing to SGS Mineral laboratories in Tianjin, China (currently holds ISO-17025 certification, accredited by the CNAS, China National Accreditation Service for Conformity Assessment). Additional drill hole samples from the 2007 exploration program are presently being tested.
Gene Wusaty, COO, Coal Division, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.
Ivanhoe Mines (IVN: TSX, NYSE, NASDAQ) is SouthGobi Energy Resources’ largest shareholder, currently owning approximately 87% of the issued and outstanding shares.
About SouthGobi Energy Resources
SouthGobi Energy Resources is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia’s South Gobi Region to supply a wide range of coal products and electricity to markets in Mongolia and China. The company is investigating the implementation of clean coal technologies in the development of coal generating power capacity to benefit all of its stakeholders.
The company’s metals division is focused on the exploration and development of its copper and gold projects in Mongolia and Indonesia.
Information contacts:
Ivanhoe Mines: Bill Trenaman +1-604-688-5755
SouthGobi Energy: Steven Feldman: +1 604 681-6799.
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the company’s plans to develop and supply various coal products and electrical energy to markets in Mongolia and China, and other statements that are not historical facts. When used in this document, the words such as “could, “ “plan, “ “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although SouthGobi Energy Resources believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” in SouthGobi Energy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 2007, which is available at www.sedar.com